OCCIDENTAL PETROLEUM CORPORATION	10889 WILSHIRE BOULEVARD LOS ANGELES, CALIFORNIA 90024
	TELEPHONE	(310) 208-8800
	FACSIMILE	(310) 443-6690

STEPHEN I. CHAZEN

SENIOR EXECUTIVE VICE PRESIDENT

AND

CHIEF FINANCIAL OFFICER

Direct Telephone	(310) 443-6311
Direct Facimile	(310) 443-6812

April 26, 2007

Via Facsimile and U.S. Mail

Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549-0405

Attention:	Ms. Jill S. Davis Branch Chief Division of Corporation Finance
	Re:	Occidental Petroleum Corporation Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 27, 2007 Response Letter Dated April 4, 2007 File No. 1-09210

Dear Ms. Davis:

The information set forth below is submitted in response to your comments on the referenced filing, as set forth in your April 12, 2007 letter. Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to them in the 2006 Form 10-K. The numbered paragraphs and headings correspond to the numbered paragraphs and headings of your letter.

Occidental Response to SEC Letter Page 2 of 3	April 26, 2007

Form 10-K for the Fiscal Year ended December 31, 2006

Management’s Discussion and Analysis

Significant Items Affecting Earnings, page 19

1.

We note your response to our prior comment number one. We refer you to Question 19 of the Commission’s Frequently Asked Questions regarding non-GAAP measures at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#segment. Given the absence of the “Core Earnings” measure of profitability and required reconciling disclosures in your segment note disclosure, it remains unclear why you believe this measure is an appropriate presentation in other areas of your document. Please advise or otherwise modify your disclosures accordingly.

Response to Comment 1

The company uses the “core earnings” measure on page 19 of MD&A in the Significant Items Affecting Earnings section. This section includes a table on page 20, which reconciles segment earnings to “segment core earnings” and also reconciles consolidated net income to “total core earnings.” This section states that reported earnings are representative of management’s performance, but that management uses the “core earnings” measure to identify the effects of significant transactions and events affecting earnings that vary widely and unpredictably in nature, timing and amount. It also states that the “core earnings” measure is disclosed to provide useful information to investors interested in comparing the company’s earnings performance between periods.

While the company still believes this is useful information to investors, in future periodic filings the company will not disclose the “core earnings” measure and will no longer compute “segment core earnings” or “total core earnings” amounts in the MD&A. In future periodic filings, in order to continue to disclose the effects of “unusual or infrequent events or transactions” under Regulation S-K, Item 303, paragraph (A) (3), the company will provide a table in MD&A which lists the significant items affecting earnings without providing a reconciliation to reported earnings as one will not be necessary. The company will also continue to list the significant items in a footnote to the company’s SFAS 131 segment disclosure similar to that currently disclosed in Note 15 in the referenced filing.

2.

We note your response to our prior comment number two. We refer you to the guidance located at Item 10(e)(1)(ii)(E) of Regulation S-K and also Question 14 of the Commission’s Frequently Asked Questions regarding non-GAAP measures. As your caption “core earnings” does not readily identify how the measure is calculated and that the term “earnings” is viewed to mean net income as presented in the statement of income in accordance with GAAP, the caption “core earnings” does not appear to be sufficiently dissimilar from similar GAAP measures. Please modify your disclosures accordingly.

Occidental Response to SEC Letter Page 3 of 3	April 26, 2007

Response to Comment 2

As noted in the response to Comment 1 above, the company will no longer use the “core earnings” measure in the MD&A in future periodic filings.

_____________________________________

As you have seen from our responses to your comments, we agree that, in some instances, the staff suggestions would enhance the disclosures. We also believe, however, that (i) the referenced filing substantially complies with the requirements of GAAP, Regulation S-X, Regulation S-K and Regulation G, (ii) the disclosures are adequate, and (iii) the information provided in the referenced filing was and is fairly stated in all material respects as of the date of such disclosures. Therefore, we respectfully request that the staff permit such disclosures to be made prospectively in Occidental’s future filings, in each case as specifically indicated in this response letter or as further modified after discussion with the staff, rather than by amending the referenced filing.

_____________________________________

Occidental acknowledges that:

•	Occidental is responsible for the adequacy and accuracy of the disclosure in the referenced filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the referenced filing; and
•	Occidental may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you need any further information or elaboration, or if you wish to discuss any of the information presented above, please call me at your convenience at (310) 443-6311.

Very truly yours,

/s/ STEPHEN I. CHAZEN

Stephen I. Chazen
Senior Executive Vice President
and Chief Financial Officer